UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-34152

WESTPORT INNOVATIONS INC.

 (Translation of registrant's name into English)

1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada, V6P 6G2

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐    Form 20-F   ☒      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On September 1, 2015, Westport Innovations Inc. (the “Company”) announced it had entered into an Agreement and Plan of Merger, subsequently amended on March 6, 2016, by and among the Company, Whitehorse Merger Sub Inc., a wholly owned subsidiary of the Company (“Merger Sub”) and Fuel Systems Solutions, Inc. (“Fuel Systems”), pursuant to which the Company and Fuel Systems will combine their businesses through the merger of Merger Sub with and into Fuel Systems (the “Merger”), with Fuel Systems thereupon becoming a wholly owned subsidiary of the Company. This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-4 (No. 333-207523) originally filed on October 20, 2015 in respect of the Merger.

 EXHIBIT INDEX

Exhibit	Description
99.1	Management Proxy Materials
99.2	Form of Proxy
99.3	Notice & Access
 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc.
(Registrant)

Date: May 27, 2016	By:	/s/ Ashoka Achuthan
Ashoka Achuthan Chief Financial Officer